300 North LaSalle Chicago, Illinois 60654
Robert M. Hayward, P.C. To Call Writer Directly: (312) 862-2133 robert.hayward@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

March 25, 2010

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:	John Reynolds
Jay Williamson
Jim Lopez
Raj Rajan

Re:	Express Parent LLC
Registration Statement on Form S-1
(SEC File No. 333-164906), filed February 16, 2010

Gentlemen:

Express Parent LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated March 15, 2010, from the staff of the Securities and Exchange Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from the Registration Statement on Form S-1 filed on February 16, 2010. Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

General

1.	Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from FINRA.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Securities and Exchange Commission

March 25, 2010

Response: The Company will advise the Staff when the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. The Company acknowledges the Staff’s comment and hereby confirms that it will provide the Staff with a copy of the “no objection” letter from FINRA before the Company requests that the Registration Statement becomes effective.

2.	Prior to effectiveness, please have a stock exchange representative call the staff to confirm that your securities have been approved for listing.

Response: The Company acknowledges the Staff’s comment and hereby confirms that it will have a representative of the New York Stock Exchange call the Staff to confirm that the securities have been approved for listing prior to effectiveness.

3.	We will process your amendments without price ranges. As the price range you select with affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: The Company acknowledges the Staff’s comment and hereby confirms that it will provide the omitted information in a subsequent amendment to the Registration Statement.

4.	It appears you had a change in your independent accountant from Ernst & Young LLP to PricewaterhouseCoopers LLP in 2008. As such, please revise to provide disclosures required by Item 304 of Regulation S-K or tell us why such disclosures are not required.

Response: In response to the Staff’s comment, the Company has revised page 143 of the Registration Statement to note that there has been a change in accountants during the two most recent fiscal years. The new disclosure contains the disclosures required by Item 304 of Regulation S-K.

Prospectus Summary

5.	We note the statements on page ii and elsewhere that you believe the financial information presented as if the Golden Gate acquisition occurred on February 4, 2007 promotes the overall usefulness of the comparison given the complexities involved with comparing two significantly different periods. Please revise the statement that the financial information “should not be relied upon as being representative .... had [you] operated on a standalone basis” to better reconcile with the previous statements.

Securities and Exchange Commission

March 25, 2010

Response: In response to the Staff’s comment, the Company has revised pages ii, 10, 23, 44 and 50 of the Registration Statement to remove the statements that the carve-out consolidated financial statements presented for the Predecessor periods should not be relied upon as being representative of the Company’s financial position, results of operations or cash flows on a standalone basis. The disclosure instead notes that such financial information may not be a presentation that is comparable to the subsequent Successor periods.

6.	Please revise to provide a summary of your current and proposed organizational structure. In order to assist the reader, please consider a diagram showing the relationships between the various entities and your ownership structure. In addition, please revise to address the material terms associated with your 2007 sale to Golden Gate and any significantly related transactions, including any borrowings or distributions paid. This discussion should be brief, with a more detailed discussion later in your document under the Business section.

Response: In response to the Staff’s comment, the Company has revised page 7 of the Registration Statement to provide a diagram showing the Company’s organizational structure and principal indebtedness after giving effect to this offering. Furthermore, the Company has included additional disclosure describing the 2007 sale to Golden Gate on page 6 of the Registration Statement in the Prospectus Summary under the heading “Our Equity Sponsor” and on page 114 of the Registration Statement in the section entitled “Certain Relationships and Related Party Transactions—Purchase Agreement.”

7.	We note your statement on page three that there is a growth opportunity “to recapture sales as [y]our customers re-discover Express in certain product categories.” In an appropriate location, such as the Business section, please clarify the meaning of this statement.

Response: In response to the Staff’s comment, the Company has revised page 74 of the Registration Statement to add disclosure detailing the Company’s shift away from its traditional product mix and subsequent efforts to re-focus its current offerings to make them more consistent with the brand’s heritage.

8.	We note disclosure on page one and page 71 indicating that you completed the conversion of your stores to dual-gender format. We also note, however, the statement on page 76 that you have 29 women’s stores and 19 men’s stores. Please revise to reconcile.

Response: In response to the Staff’s comment, the Company has revised page 77 of the Registration Statement to indicate that the remaining women’s and men’s stores will not be converted into dual-gender stores, and as a result the Company has completed its conversion of its stores to a dual-gender format.

Securities and Exchange Commission

March 25, 2010

9.	We note the Business Strategy discussion of initiatives beginning on page three. It is unclear why you do not provide quantitative information for same store sales and “improve[d] profit margins,” as you do for store growth and e-commerce initiatives. Please revise or advise.

Response: The Company has not included quantitative information for same store sales and profit margins because this section discusses the Company’s strategy to increase its same store sales and profit margins in future periods. The Company does not believe historical quantitative information for same store sales and profit margins is necessary or meaningful to investors when discussing strategy for future improvement. In addition, the Company does not have specific targets that it is trying to achieve for these measures and therefore would not be able to provide any relevant data for future periods. Quantitative information was provided for store growth because the Company does plan to open a specified number of stores in each period during the next five years and was provided for e-commerce initiatives to show investors that the Company’s e-commerce operations have room for growth before they reach levels that are similar to its competitors.

10.	With respect to your Summary Risk Factors on page four, please revise to avoid boilerplate discussion, such as “competition,” and consider addressing concrete, quantifiable items specific to you, such as your significant indebtedness.

Response: In response to the Staff’s comment, the Company has revised page 4 of the Registration Statement to specifically identify each risk highlighted in the Summary Risk Factors. Additionally, the Company has included the risk of its substantial indebtedness and lease obligations in the Summary Risk Factors.

Risk Factors, page 12

11.	Please revise the first risk factor on page 18 to identify the “certain” services provided by related parties and state when the relevant agreements expire.

Response: In response to the Staff’s comment, the Company has revised page 20 of the Registration Statement to specifically identify services that Limited Brands continues to provide to us. Additionally, the Company has included the dates on which such agreements expire.

12.	Please revise the risk factors on page 21 to identify in quantitative terms the relevant restrictive covenants and financial ratios in your debt agreements.

Response: In response to the Staff’s comment, the Company has revised page 24 of the Registration Statement to identify in quantitative terms the financial ratios set forth in its debt agreements.

Securities and Exchange Commission

March 25, 2010

13.	In your page 21 risk factor beginning “Our indebtedness may restrict our current and future operations ...” you indicate that your lenders could accelerate amounts due in the event you default. Please revise to distinguish this default risk from any cross default provisions, as appropriate.

Response: In response to the Staff’s comment, the Company has revised page 24 of the Registration Statement to specifically mention that a default under one agreement governing the Company’s indebtedness may result in cross-defaults under the other agreements governing the Company’s other indebtedness.

Use of Proceeds, page 30

14.	Please revise to separately address fees and expenses payable to both Golden Gate and Limited Brands.

Response: In response to the Staff’s comment, the Company has revised page 32 of the Registration Statement to show the Use of Proceeds in a tabular format. A footnote to the inserted table will separately indicate the fees and expenses payable to Golden Gate and Limited Brands once these fees have been determined.

15.	Please revise to separately quantify any penalties to be paid in connection with the repayment of your Term B and Term C loans.

Response: In response to the Staff’s comment, the Company has revised page 32 of the Registration Statement to show the Use of Proceeds in a tabular format. A footnote to the inserted table will separately indicate the prepayment penalties to be paid in connection with the prepayment of the Term B Loans once these fees have been determined. The Term C Loans were repaid in full using a portion of the proceeds of the issuance of the Senior Notes.

16.	We note the significantly higher interest rates for indebtedness involving Golden Gate. Please revise here, Management’s Discussion and Analysis or related person transaction disclosure, as appropriate, to address the reasons for the significantly different interest rates.

Response: In response to the Staff’s comment, the Company has added disclosure to page 115 of the Registration Statement that (1) discusses how the rates for the indebtedness under the Topco credit facility were established and (2) clarifies that the interest rate and other terms of the indebtedness are the same for Golden Gate in its capacity as a lender thereunder as for the other unaffiliated lenders thereunder.

Securities and Exchange Commission

March 25, 2010

17.	We note that your Use of Proceeds calls for your prepayment of portions of your Term B and Term C loans and that funds managed by Golden Gate are lenders under both facilities. Please indicate whether these particular loans will be repaid with the proceeds of the offering and address how the company will decide which loans are repaid with offering proceeds. In this respect it appears you should also address Section 2.07(e) of your Credit Agreement filed as Exhibit 10.6 to the extent applicable.

Response: All of the Company’s Term C Loans were repaid with a portion of the proceeds of the issuance of $250.0 million of 8 3/4% Senior Notes. As a result, the Company expects that the net proceeds from this offering will be used to prepay all of the Term B Loans. The Company has not revised the Amendment to address Section 2.07 of the Credit Agreement governing the Topco credit facility filed as Exhibit 10.6 to the Registration Statement because that section is not applicable to the prepayment of loans in connection with the initial public offering. The prepayment opt-out in Section 2.07 only applies to a mandatory prepayment required pursuant to Section 2.07(c)(i) as the result of the receipt of net cash proceeds from certain transactions such as an asset sale. The Company will be prepaying the Term B Loans in connection with this offering pursuant to Section 2.07(c)(iv) of the Credit Agreement, and there is no lender opt-out under that section.

18.	Please consider presenting the information required by this Item in tabular format to assist the reader.

Response: In response to the Staff’s comment, the Company has revised page 32 of the Registration Statement to show the Use of Proceeds in a tabular format that shows in detail the manner in which the proceeds from this offering will be applied.

Dilution, page 34

19.	Please revise here or where appropriate to provide quantitative and narrative disclosure of Golden Gate’s investment in you, including the aggregate securities and cash consideration, compared to the price to be paid by new investors purchasing shares of our common stock in this offering.

Response: In response to the Staff’s comment, the Company has added disclosure to page 36 of the Registration Statement to clarify the manner in which the consideration paid by existing stockholders was calculated for purposes of the consideration per share table at the bottom of page 36. The purpose of the disclosures on pages 36 and 37 are to show investors that the value of the common stock will suffer immediate dilution upon completion of this offering and that they are purchasing common stock at a price that is greater than what existing investors in the aggregate have paid. Because Golden Gate is included in the existing shareholder calculation, the Company has not separately indicated in this table the amount paid by Golden Gate. However, the Company has added disclosure regarding the amount Golden Gate paid for its equity above the table on page 36 and has clarified the disclosure set forth on page 114 of the Registration

Securities and Exchange Commission

March 25, 2010

Statement to state that Express Investment Corp., the entity that invested $484.9 million of equity in the 2007 Acquisition, is wholly owned by Golden Gate, and therefore that amount represents the amount initially paid by Golden Gate for its equity interests in the Company.

Unaudited Pro Forma Condensed Consolidated Financial Date, page 36

20.	In order to provide an investor a better understanding of the impact of the various transactions associated with this offering, please revise your head note to provide a quantified detailed explanation of the reorganization (along with the conversion of the LLC to a Subchapter C corporation), the offering and the use of offering proceeds. In addition, revise your presentation to add separate columns to capture the adjustments associated with (i) the reorganization of your entity from an LLC to a Subchapter C corporation, (ii) the offering itself and (iii) the repayment of your credit facilities with all related adjustments.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the head note on page 38 and 39 of the Registration Statement and in the subsequent tabular presentation of unaudited pro forma condensed consolidated data on pages 40 and 41.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Data, page 40

21.	With reference to Article 11 of Regulation S-X, please tell us how adjustments H and J are directly attributable to your offering.

Response: Adjustment H (Adjustment L in this Amendment), which reflects the termination of the Advisory Agreement is directly attributable to this offering and appropriate in the context of Article 11 of Regulation S-X because the Advisory Agreement would not be terminated absent the successful completion of this offering. The Company and Golden Gate agreed to terminate the Advisory Agreement pursuant to an existing optional termination clause, effective concurrently upon consummation of this offering. Furthermore, the Company expects to fund the termination payment through the proceeds of this offering. The Company believes the adjustment to be (i) directly attributable to the transaction and (ii) factually supportable.

Adjustment J (Adjustment I in this Amendment), which reflects the repayment of loans made to management participants in conjunction with their 2007 purchase of Class L Common Units and the elimination of the related interest income, is directly attributable to this offering and appropriate in the context of Article 11 of Regulation S-X. Pursuant to Section 13(k) of the Securities Exchange Act of 1934, the Company is now prohibited from maintaining an extension of credit to any director or executive officer. As a result, in preparation for and anticipation of the Company’s initial filing of the Registration

Securities and Exchange Commission

March 25, 2010

Statement on February 16, 2010 and to ensure compliance with Section 13(k), loans made to all directors and executive officers were repaid in full on February 9, 2010. The repayment further supports the notion that these adjustments are (i) expected to have a continuing impact on the Company and (ii) are factually supportable.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

General

22.	In order to provide a reader with a greater understanding of your business, please revise your discussion of the results of your operations for each period presented to address the following items:

•	With respect to changes in your net sales, quantify the dollar amount that was attributable to the percent change in your same store sales,

•	Quantify the underlying variances in your gross profit and general, administrative and store operating expenses,

•

For your 2008 to 2007 and Pro Forma 2007 analysis of net sales, disclose the percentage decline in sales in the third and fourth quarters (i.e. 4% and 17%, respectively), to be consistent with the percentage increase disclosed for the first and second quarters,

•

Provide a more robust discussion of your 2008 results compared to 2007. Your current discussion appears to put more emphasis and detail into the comparison of 2008 to Pro Forma 2007. Please note that your comparison of actual 2008 results to Pro Forma 2007 should supplement and not be more prominent than your discussion of 2008 to 2007.

Response: In response to the Staff’s comments, the Company has revised the disclosure on pages 53 through 56 of the Registration Statement.

23.	We note that you have provided an overview of various factors affecting your results, including overall economic trends. However, much of your overview appears generic. For example it does not explain the actual impact that the current economic situation has had on the retail environment generally and your company in particular. Please revise to provide a more specific and detailed overview addressing, as non-exclusive examples, factors such as employment rates, cost of financing and significant changes in sales mix.

Securities and Exchange Commission

March 25, 2010

Response: In response to the Staff’s comment, the Company has revised the disclosure of factors affecting its operating results on pages 46 through 48 of the Registration Statement.

24.	We note your statement on page 46 that you “review sales per gross square foot, average unit retail price, units per transaction, dollars per transaction ... in order to evaluate the performance of individual stores.” It is unclear whether management also uses these metrics on a company wide basis. To the extent material, please revise your Management’s Discussion and Analysis to address them on a company-wide basis.

Response: The Company acknowledges the Staff’s comment; however, the Company does not use average unit retail price, units per transaction or dollars per transaction on a company-wide basis and has therefore not provided additional disclosure. The Company does use sales per gross square foot on a company-wide basis, and has therefore provided additional disclosure on page 48 of the Registration Statement and in the period to period discussion in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 53 through 55 of the Registration Statement.

25.	Please revise your page 47 disclosure under Tax Structure to further clarify the likely financial impact your reorganization will have on your results and profitability going forward.

Response: In response to the Staff’s comment, the Company has provided additional disclosure to page 50 of the Registration Statement, indicating that it expects the Company’s effective tax rate will be between 38% and 41% subsequent to its conversion to a corporation, and that its actual tax payment may differ from such effective tax rate due to timing and permanent differences between book income and taxable income.

26.	We note disclosure elsewhere in your document indicating that MAST agreements expire in 2010. Please revise to address the company’s intentions related to renegotiating agreements with MAST or seeking other internal or external sources to meet the needs covered by the agreements.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 116 of the Registration Statement indicating that it anticipates little to no change in its sourcing strategy after the agreement with MAST expires. After the agreement expires, the Company will have the flexibility to obtain all of its products, and related services, on the open market as it does with the other 40% of its products not sourced through MAST. The additional disclosure also notes that the Company does not intend to enter into another long term agreement with MAST that would obligate the Company to minimum purchase requirements.

Securities and Exchange Commission

March 25, 2010

Unaudited Pro Forma Condensed Consolidated Financial Information, page 49

27.	With regard to your pro forma statement of operations for the period ended February 2, 2008, adjustment (d) does not appear to be directly attributable to the transaction as is required by Article 11 of Regulation S-X. Please advise or revise.

Response: In response to the Staff’s comment, adjustment (d) regarding the Company’s December 2007 equity compensation program has been removed from the pro forma statement of operations for the period ended February 2, 2008 on pages 52 and 53 of the Registration Statement.

Liquidity and Capital Resources, page 57

28.	We note news reports that on March 2 you completed a $250 million offering of senior notes arranged by Bank of America and others. Please revise Liquidity and Capital Resources, Recent Sales of Unregistered Securities and elsewhere as appropriate.

Response: In response to the Staff’s comments, the Company has generally updated the Registration Statement as appropriate to reflect the recent issuance of $250.0 million of Senior Notes.

29.	With respect to your critical accounting policies, we note the statement on page 64 that “even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations.” Please revise to address the extent to which any variances in your estimates have materially impacted your results of operations.

Response: In response to the Staff’s comment, page 65 of the Registration Statement has been revised to reflect that the Company’s results of operations have not been materially impacted by any variances in its estimates.

Internal Controls Over Financial Reporting, page 70

30.	On page 70 you indicate that you have identified control deficiencies associated with your accounting for “complex agreements arising from transactions unrelated to the Company’s core business operations.” Please revise to indicate the exact nature of these complex agreements and quantify their size in dollar terms.

Response: In response to the Staff’s comment, pages 70 and 71 of the Registration Statement have been revised to specify the nature of these complex agreements and their size in dollar amounts.

Securities and Exchange Commission

March 25, 2010

31.	We note that you identified two material weaknesses in your internal control over financial reporting. We also note that you have remediated one weakness and are in the process of remediating the other. Please update your discussion here and on page 23 to provide the current status of your remediation plan.

Response: In response to the Staff’s comment, pages 25 and 71 of the Registration Statement have been updated to disclose the current status of the Company’s remediation efforts.

32.	In connection with the comment above, we note that there were several errors identified in Note 3 on F-19 that do not appear to directly relate to the material weaknesses you discovered in your internal controls over financial reporting. Please tell us how you considered the errors caused by Items 1, 2, 7, 8(a), 8(c), 8(d) and 9 in your evaluation of your internal control over financial reporting.

Response: The Company respectfully advises the Staff that the items identified in the Staff’s comment are errors that either:

•	were caused by one of the two disclosed material weaknesses;

•	were caused by internal control deficiencies that were not material weaknesses individually or when aggregated with other control deficiencies; or

•	were not caused by internal control deficiencies.

Specifically, the errors described in Items 1 and 2 of Note 3 to the consolidated financial statements for the year ended January 31, 2009 were caused by the Company’s material weakness in accounting for complex agreements arising from transactions unrelated to the Company’s core business operations, as further described in the amended disclosure on pages 70 and 71 of the Registration Statement in response to the Staff’s comment 30.

The Company concluded that internal control deficiencies causing the errors described in Items 8(a) and 9 were not material weaknesses individually or when aggregated with other control deficiencies based on the actual and potential magnitude of the errors.

The Company concluded that Items 8(c) and 8(d) were not caused by internal control deficiencies. The Company’s internal control procedures had timely identified the errors but had passed on adjusting the financial statements based on an assessment of materiality. However, because of other material errors identified subsequent to the initial issuance of the financial statements, the Company decided to record all adjustments identified, including those that it had previously passed on.

Securities and Exchange Commission

March 25, 2010

Errors included in Item 7 include some errors caused by internal control deficiencies and some errors that were timely identified by the Company’s internal control procedures but not adjusted based on a materiality assessment. The Company concluded that the internal control deficiencies identified were not material weaknesses individually or when aggregated with other similar control deficiencies based on the actual and potential magnitude of the errors.

Business, page 71

33.	We note disclosure elsewhere in your document about various services provided by Limited Brands and its affiliates, including logistics, product production and sourcing. It is unclear why these agreements are not addressed in this section. Please revise to address the services provided by Limited Brands and MAST and indicate how they support your business. In addition, please revise to address the extent to which confidential information, such as margin-related information, is shared with these entities in connection with the provision of these services. It is unclear if the use of these services may place the company at a competitive disadvantage relative to Limited Brands. Please revise accordingly.

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 116 of the Registration Statement that explains that the only services that Limited Brands continues to provide to the Company under the transition services agreement relate to information technology, customer marketing and product sourcing. Furthermore, the Company expects to complete its transition away from Limited Brands with respect to the information technology and customer marketing services by June 30, 2010 and June 1, 2010, respectively, and therefore does not expect the expiration of the provision of these services to adversely affect its business.

In addition, on page 76 of the Registration Statement, the Company added disclosure to the description of the Company’s sourcing methods to indicate that MAST is one of the Company’s buying agents and included a cross reference to the description of the Company’s arrangements with MAST set forth under the heading “Certain Relationships and Related Party Transactions.” The Company also added disclosure on page 116 of the Registration Statement to clarify that MAST provides the same services it provides to the Company as it does to other unrelated retailers in the ordinary course of its business. The Company respectfully submits to the Staff that it does not believe that it shares any information with Limited Brands that would place the Company at a competitive disadvantage relative to Limited Brands.

Management, page 83

34.	Please revise to address any agreements or arrangements covering board representation for the benefit of significant shareholders.

Securities and Exchange Commission

March 25, 2010

Response: In response to the Staff’s comment, the Company has provided additional disclosure on page 87 of the Registration Statement relating to the current agreement covering board representation for the benefit of significant shareholders.

Corporate Governance, page 85

35.	Please revise to address the extent to which the members of the different committees are deemed independent according to applicable standards.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 88 and 89 of the Registration Statement to address the extent of committee members’ independence.

Executive Compensation, page 88

36.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Response: The Company believes that its compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company and, therefore consistent with the Commission’s guidance, the Company has not added a statement asserting the negative. See Final Rule, Proxy Disclosure Enhancements (33-9089; 34-61175).

The key objectives of the Company’s executive compensation programs are (i) to attract, motivate, reward and retain superior executive officers with the skills necessary to successfully manage the Company’s business, (ii) to achieve accountability for performance by linking annual cash incentive compensation to the achievement of measurable performance objectives and (iii) to align the interests of the executive officers and the Company’s equity holders through incentive and long-term compensation programs. For the Company’s named executive officers, its short and long-term incentives are designed to accomplish these objectives by providing a significant financial correlation between our financial results and total compensation.

The Company believes that the design and combination of our cash and equity-based compensation programs support these objectives and do not encourage any unnecessary or excessive risk taking. As outlined in the section entitled “Compensation Discussion and Analysis,” the Company utilizes clear performance metrics for its executive compensation programs, which the Company believes are consistent with industry practice and designed to be simple, understandable, and transparent to all.

Securities and Exchange Commission

March 25, 2010

The Compensation Committee of the Board of Directors is currently comprised of Messrs. Dominik, Kaluzny and Faber, each of whom were appointed by the Company’s two primary stockholders that collectively own approximately 98% of the Company’s equity. Because the Company’s two primary stockholders have the most at risk in relation to poorly designed compensation policies and practices, the Compensation Committee has and continues to consider whether any aspect of such policies and practices encourage unnecessary or inappropriate risks that could threaten the value of the Company and the substantial investments held in the Company by Golden Gate and Limited Brands. As the Company discusses at the beginning of the section entitled “Compensation Discussion and Analysis,” the Compensation Committee is planning to undertake a substantial review of the Company’s existing compensation programs, objectives and philosophy and determine whether such programs, objectives and philosophy are appropriate given that the Company will have become a public company listed on the New York Stock Exchange.

37.	We note disclosure indicating pay-for-performance provisions in agreements with named executive officers. Please revise to identify the specific financial targets. Currently it is unclear what you mean by “Incentive Measure (in millions)” on page 93. It is unclear what specific EBITDA or other target was used in calculating actual compensation. In this regard, it is also unclear what you mean by “Fall season ‘threshold’” in the second to last paragraph on page 92.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 95 through 97 of the Registration Statement to clarify the specific items referenced in this comment 37.

38.	Please revise to provide clarifying quantitative and narrative disclosure of the promissory notes identified in footnote (1) on page 101.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 98 and 104 of the Registration Statement to expand upon the disclosure regarding the promissory notes referenced in this comment 38.

39.	We note the description of the material terms of the CEO’s employment agreement, including base salary. It is unclear why you do not provide similar disclosure for Mr. Moellering’s employment agreement. Please revise or advise.

Response: The Company believes that the existing disclosure on pages 108 and 109 of the Registration Statement is responsive to the Staff’s comment. As indicated, Mr. Moellering’s employment agreement is identical to the employment agreements of the other named executive officers. The only difference among the agreements is the base salary and performance-based incentive payment opportunities for each named executive officer, which are disclosed elsewhere in “Executive Compensation.” The Company has filed the employment agreement for Michael Weiss and the form of employment agreement for the other named executive officers with the Amendment as Exhibits 10.8 and 10.9, respectively, for the Staff’s reference.

Securities and Exchange Commission

March 25, 2010

Certain Relationships and Related Party Transactions, page 111

40.	Please revise the discussion under 2008 Corporate Reorganization to disclose the amount of interest paid to Golden Gate under the two Term Loans, including any payments in kind.

Response: In response to the Staff’s comment, page 115 of the Registration Statement has been revised to disclose the portion of the total interest paid by the Company to Golden Gate in its capacity as a lender under the Topco credit facility.

41.	Either here or where appropriate, please revise the description of the services agreements identified on page 112 to clarify the basis for your belief that their expiration will not have an adverse impact on your business.

Response: In response to the Staff’s comment, the Company added disclosure on page 116 of the Registration Statement to explain that the only services still provided by Limited Brands to the Company under the transition services agreement are information technology, customer marketing and product sourcing services. Furthermore, the Company expects to complete its transition away from Limited Brands with respect to the information technology and customer marketing services by June 30, 2010 and June 1, 2010, respectively, and therefore does not expect the expiration of these services to have an adverse impact on its business.

42.	We note that you have a $103 million liability payable to Limited Brands. Please revise to address the payment terms associated with these liabilities.

Response: In response to the Staff’s comment, the Company added disclosure on page 116 of the Registration Statement to separately disclose amounts owed to MAST for product sourcing and related activities and to Limited Brands in respect of transition services. In addition, the Company has clarified that amounts paid to MAST primarily consisted of the purchase price of sourced products, with an additional sourcing fee paid to MAST to compensate them for their services. In addition, the Company added disclosure to explain its payment terms with Limited Brands and MAST.

43.	Please revise to disclose the material terms associated with the new October 2009 Logistics Services Agreement and office space lease.

Response: In response to the Staff’s comment, the Company added additional disclosure on pages 116 and 117 of the Registration Statement regarding the material terms associated with the October 2009 Logistics Services Agreement and the office space lease.

Securities and Exchange Commission

March 25, 2010

44.	We note that you are paying Golden Gate a transaction fee in an amount equal to 1% of the aggregate value of your offering. It is unclear whether the offer amount used to compute the payment excludes shares being registered on behalf of Golden Gate. Please revise or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 118 of the Registration Statement to clarify that the transaction fee to be paid to Golden Gate in connection with this offering is equal to 1% of the aggregate transaction value from the sale of shares by the Company and excludes those shares sold by the selling stockholders.

Description of Capital Stock, page 124

45.	We note your disclosure on page 125 that you will add a provision to your certificate of incorporation limiting the applicability of the doctrine of “corporate opportunity” against Golden Gate and certain directors who are employed by or affiliated with it. With a view to disclosure, please provide us with a brief analysis addressing the validity of this provision. We refer you to Sections 102(b)(7) and 122(17) of the Delaware General Corporation Law and Siegman v. Tri-Star Pictures Inc., 1989 Del. Ch. LEXIS 56 (May 5, 1989). In addition, revise your disclosure to more specifically define the scope of activities which will be covered by this provision.

Response: The Company respectfully notes that notwithstanding any uncertainty regarding the ability of a corporation to renounce corporate opportunities in advance raised in Siegman v. Tri-Star Pictures Inc., 1989 Del. Ch. LEXIS 56 (May 5, 1989), Section 122(17) of the General Corporation Law of the State of Delaware (adopted in 2000 in response to Siegman) permits the Company to renounce in its certificate of incorporation any interest or expectancy in, or being offered an opportunity to participate in, specified business opportunities that are presented to the Company or one or more of its officers, directors or stockholders. The legislative history associated with the adoption of Section 122(17) states: “The subsection is intended to eliminate uncertainty regarding the power of the corporation to renounce corporate opportunities in advance raised by
Siegman v. Tri-Star Pictures, Inc.”

In response to the Staff’s comment, the Company has added additional disclosure on page 129 of the Registration Statement that specifies the allocation of corporate opportunities between each of Golden Gate and Limited Brands, on the one hand, and the Company, on the other hand. The Company believes that the allocation of corporate opportunities is consistent with the fiduciary duties of the Company’s directors because the renouncement of corporate opportunities does not extend to opportunities expressly offered in writing to

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a director in his or her capacity as a director of the Company. Furthermore, the Company’s certificate of incorporation to be filed as an exhibit to a subsequent amendment to the Registration Statement, will include a provision consistent with Section 102(b)(7) of the General Corporation Law of the State of Delaware. Such provision will provide that no director of the Company shall be liable to the Company or its stockholders for monetary damages arising from a breach of fiduciary duty owed to the Company or its stockholders only to the extent permitted by the General Corporation Law of the State of Delaware.

Underwriting, page 132

46.	Please revise to separately state the amount of offering expenses to be paid by the company and the selling shareholders. In addition, please clarify whether this statement excludes fees and expenses associated with your cancellation of the agreements with Golden Gate.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 139 of the Registration Statement to separately state the amount of offering expenses to be paid by the Company and the selling stockholders.

47.	We note your page 136 disclosure indicating that certain of the underwriters have performed various financial advisory and investment banking services for the company and may hold positions or trade in the company’s debt or equity for their own account or for customers in the ordinary course. To the extent material please revise to further clarify in quantitative and narrative terms the fees paid and other relationships you mention.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 141 of the Registration Statement to indicate that the underwriters acted as initial purchasers in the offering of Senior Notes, for which services they received customary discounts and commissions.

Financial Statements

General

48.	Please note the financial statement updating requirements of Rule 3-12 of Regulation S-X and provide an updated consent with any amendment.

Response: The Company hereby acknowledges the financial statement updating requirements of Article 3-12 of Regulation S-X. As requested, the Company has included its financial statements for the fiscal year ended January 30, 2010 in the Amendment and filed as Exhibits 23.1 and 23.2 updated consents for the independent registered public accounting firms’ reports.

Securities and Exchange Commission

March 25, 2010

Audited Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2  - The GGC Acquisition, F-18

49.	Considering the multiple entities and agreements involved in the Golden Gate acquisition and recapitalization and in order to enhance a reader’s understanding of these transactions, please revise to present a diagram that describes the hierarchy of the entities, ownership and related disclosures.

Response: In response to the Staff’s comment, Note 1 on page F-8 and Note 2 on pages F-19 through F-21 of the Registration Statement have been revised to further clarify the multiple elements and agreements involved in the Golden Gate Acquisition and the 2008 recapitalization in order to enhance the reader’s understanding of these transactions. While a diagram describing the hierarchy of the entities, ownership and related disclosure has not been included in the notes to the financial statements, such a diagram has been included on page 7 of the Registration Statement in the section entitled “Prospectus Summary—Corporate Structure.”

50.	We note your disclosure that Express LLC previously operated as a division of Limited Brands and Express LLC conducts the operations of your business. Since Holding was formed only on May 9, 2007, please revise to disclose in detail (i) the transactions that resulted in Holding acquiring the interests of Express LLC, (ii) the relationship between Holding and Limited Brands Store Operations, Inc, Limited Brands, EIC and Golden Gate.

Response: In response to the Staff’s comment, Note 2 on pages F-19 through F-21 of the Registration Statement has been revised to reflect the significant steps leading up to the Golden Gate Acquisition and the relationships between the various parties to that transaction.

51.	We note your disclosure that Limited Brands sold 75% of Holding to EIC and the combined cash and equity contributed by Limited Brands and Golden Gate was approximately $648,838 (including transaction costs of $26,874). You also state that Limited Brands received $601,875 as a result of the acquisition. Please clarify how much of the $648,838 was contributed by Limited Brands and Golden Gate, respectively, and revise your disclosures accordingly.

Securities and Exchange Commission

March 25, 2010

Response: In response to the Staff’s comment, Note 2 on pages F-19 through F-21 of the Registration Statement has been revised to state the equity contributed by Limited Brands and cash contributed by Golden Gate.

52.	For each transaction that was involved in the acquisition and recapitalization, please revise to clearly disclose (i) the acquirer, (ii) the acquiree, (iii) their relationship before the acquisition, (iv) their relationship to Holding and to you (v) the consideration paid and/or received (vi) debts assumed, if any, and (vii) members’ contribution by each of the entities to acquire the interests therein. Please reconcile such disclosures to your statements of cash flows, statements of changes in members’ equity and to the allocation of purchase price disclosed in Note 2.

Response: In response to the Staff’s comment, Note 2 on pages F-19 through F-21 of the Registration Statement has been revised to more clearly disclose the various elements of the Golden Gate Acquisition. The Company has also enhanced its disclosure by including a supplemental schedule of non-cash charges on page F-7 of the Registration Statement.

53.	We note that EIC acquired only a 75% interest from Limited Brands. Tell us how you accounted for the remaining 25% non-controlling interest held by the subsidiaries of LBI that were not acquired by EIC and how it is appropriate. Considering Limited Brands retained 25% equity interests (diluted to 24.6% subsequent to the acquisition date) tell us how your accounting for the acquisition is appropriate and how it complies with FASB ASC 805.

Response: In response to the Staff’s comment, the Company enhanced its discussion of the background to and accounting treatment of the Golden Gate Acquisition as of July 7, 2007 in Note 2 on pages F-19 through F-21. The Company supplementally advises the Staff that the Golden Gate Acquisition was evaluated under both EITF 88-16, Basis in Leveraged Buyout Transactions, and FAS 141, Business Combinations. The Golden Gate Acquisition resulted in a change in control whereby a new company (Express Holding LLC, or “Holding”) was created to effect the transaction and subsequently acquired 100% of the interest in an existing company (Express, LLC), the former division of Limited Brands. In contemplation of the Golden Gate Acquisition, Limited Brands contributed all the interest of Express, LLC to Express Holding LLC prior to the Golden Gate Acquisition. Golden Gate formed Express Investment Corp. as its acquisition vehicle for the transaction, which acquired 75% of Express Holding LLC, while Limited Brands retained a 25% ownership stake.

Because Express Holding LLC was formed in contemplation of the Golden Gate Acquisition and its acquisition of 100% of Express, LLC and the subsequent Golden Gate Acquisition was executed in a series of related and anticipated transactions, it is not relevant if Limited Brands or Golden Gate incorporated Express Holding LLC. The transaction involved the use of a new company because Express Holding LLC was

Securities and Exchange Commission

March 25, 2010

established at the direction of the buyer and such new company acquired a business from the seller for cash and shares of the new company. Because Express, LLC was contributed to the new company shortly before the acquisition and just days before signing of the unit purchase agreement between Limited Brands and Golden Gate, the Company determined that the formation of a new company, the contribution, and the acquisition were three steps in a series of related and anticipated transactions. The Company is aware of similar fact patterns discussed by the Staff in a speech by Pamela R. Schlosser on December 5, 2005 at the 2005 AICPA National Conference on Current SEC and PCAOB Developments, wherein the Staff reached similar conclusions even though the new company was formed by the seller and the division was contributed to the new company at a time when the division was still wholly-owned. Furthermore, since the Golden Gate Acquisition was not a highly leveraged transaction, EITF 88-16 does not apply. Therefore, the transaction was accounted for pursuant to FAS 141 under the purchase method, in which Express Holding LLC as the acquirer of 100% of the Express business allocated the cost of the acquired entity to the assets acquired and liabilities assumed based on their estimated full fair values at the acquisition date.

54.	Please clarify if the $773,838 of net assets acquired at fair value represents 100% of the assets of Express LLC or 25%.

Response: In response to the Staff’s comment, Note 2 on pages F-19 through F-21 of the Registration Statement has been revised to reflect that the net assets acquired at fair value represents 100% of the assets of Express, LLC.

Note 8 - Income Taxes, page F-27

55.	We note your disclosure on page 47 that prior to the effectiveness of this registration statement; you intend to reorganize as a Subchapter C Corporation. Since this appears to be a material probable event, please revise to provide pro forma financial information to reflect the following:

•

tax expense and earnings per share data for the earlier comparable periods prior to becoming taxable. Such presentations should calculate the pro forma tax expense based on statutory rates in effect, and

•

reclassification of undistributed earnings or losses of previously unincorporated entities to paid-in capital. This assumes a constructive distribution to the owners followed by a contribution to the capital of the corporation. Refer to SAB Topic 4B.

Response: The Company acknowledges the Staff’s comments and respectfully refers the Staff to its response to comment 58 below, noting that the Company’s pro forma net income reflects multiple necessary adjustments in addition to those arising from the Reorganization and accompanying change in tax structure. Consistent with Section 3410.1.a

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March 25, 2010

of the Financial Reporting Manual published by the Division of Corporation Finance and Article 11 of Regulation S-X, the Company will present pro forma income tax expense, net income and earnings per share data for the latest fiscal year and pro forma stockholders’ deficit as of the balance sheet date in its consolidated financial statements. Note 13 to the consolidated financial statements discusses the adjustments applied to the historical balance sheet and statement of operations in deriving the pro forma data.

Note 11 - Equity Units and Share-Based Compensation

Successor, F-34

56.	We note you used marketability discounts in your valuation methodology. Please provide us with the basis for your determination of the marketability discount for each period and tell us how the use of such discount is consistent with FASB ASC 718-10-55-11.

Response: Prior to the effectiveness of the Registration Statement, there is no market for the Company’s common units and significant transfer restrictions apply. As privately-held shares, the value is not directly comparable to the value of publicly-traded shares of similar companies due to the fact that shareholders of privately-held companies do not have the same access to trading markets as shareholders of publicly-traded companies. Therefore, the value of the interest in a privately-held share may be adjusted to reflect the lack of liquidity and ready market as discussed in the AICPA Practice Aid Series: “Valuation of Privately-Held-Company Equity Securities Issued as Compensation.” This approach is consistent with the fair value objective and other requirements of ASC 718-10-55-11, is based upon established principles of financial economic theory which is generally applied in similar circumstances, and appropriately reflects all substantive characteristics of the Company’s equity instruments.

In determining the marketability discount to apply to all the Successor periods a number of factors were considered by the Company, the most significant being:

•	prospects for liquidity;

•	proximity of an initial public offering;

•	probability that an active, liquid trading market will develop for the Company’s common stock even if the Company is successful in this offering;

•	restrictions on transferability of equity securities by the holder;

•	volatility of the price of the Company’s equity securities;

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March 25, 2010

•	size and timing of distributions; and

•	concentration of ownership.

The Company has quantified the marketability discount for each period by applying a methodology presented in John Finnerty’s publication “The Impact of Transfer Restrictions on Stock Prices,” published in June 2003. John Finnerty proposed that the marketability discount could be approximated by the value of “average-strike” (aka “Asian”) put option. An average-strike put option conveys the right to sell at the average price attained by the subject shares during the life of the option. The model works under the assumption that the investors have no special ability to time the market. If investors cannot time the market, the restriction has the effect of depriving them of average (not maximum) trading profits.

57.	In connection with the comment above, we note you used volatility assumptions of 35% and 40% for the successor period and fiscal 2008, respectively. Tell us how you determined these assumptions and how your methodology is consistent with SAB Topic 14(d)(1).

Response: Staff Accounting Bulletin (SAB) Topic 14(d)(1) and ASC 718, Compensation - Stock Compensation, provide guidance on estimating expected volatility for non-public entities that do not have company specific historical or implied volatility information available. SAB Topic 14(d)(1) provides a list of factors that should be considered and requires that an entity’s estimate of expected volatility be reasonable and supportable. An entity may base its estimate of expected volatility on the historical, expected or implied volatility of similar entities whose share or option prices are publicly available. In making its determination as to similarity, an entity would likely consider the industry, stage of life cycle, size and financial leverage of such other entities.

Given the Company’s equity units are not publicly traded, and there is no specific historical or implied volatility information available, the Company has used the historical volatility of shares of comparable publicly traded companies to derive its volatility assumptions. For the Successor periods the Company selected comparable companies taking into consideration industry similarity, financial risk, company size, geographic diversification, profitability, financial data availability, active trading volume and capital structures. The Company believes this methodology is reasonable, supportable and consistent with the requirements of SAB Topic 14(d)(1).

Note 13 - Pro Forma Earnings Per Share, F-37

58.	Tell us how the first two bulleted adjustments here are appropriate in the context of Article 11 of Regulation S-X. In addition, reconcile the pro forma earnings per share amounts to the amounts presented at the bottom of page 49.

Securities and Exchange Commission

March 25, 2010

Response: The Company respectfully submits that the elimination of the annual management fee payable to Golden Gate and Limited Brands is appropriate in the context of Article 11 of Regulation S-X because this agreement would not be terminated absent the successful completion of this offering. The Company and Golden Gate agreed to terminate the Advisory Agreement pursuant to an existing optional termination clause, effective upon consummation of this offering. This adjustment will also be reflected in the Unaudited Pro Forma Condensed Consolidated Financial Data. The Company believes the adjustment to be (i) directly attributable to the transaction, (ii) expected to have a continuing impact on the Company as it eliminates an annual recurring expense, and (iii) factually supportable. Management fees incurred in connection with advisory agreements are typical among private equity portfolio companies and are commonly discontinued upon effectiveness of an initial public offering.

The pro forma adjustment related to the net change in interest expense is related to (i) the Refinancing Transaction from March 5, 2010 and (ii) the expected prepayment of the Term B Loan, as described in the Use of Proceeds section of this Registration Statement. The Company believes that the Refinancing Transaction represents a significant transaction, subject to the disclosure requirements of Rule 11-01(a)(8) of Regulation S-X. The effect on interest expense arising from the prepayment of the Term Loan B is directly related to this offering as the majority of the proceeds from such offering are expected to be used for prepayment of the Term B Loan and related accrued interest and prepayment penalties. Furthermore, the Company respectfully submits that both adjustments are (i) expected to have a continuing impact on the Company and (ii) are factually supportable.

The Company supplementally advises the Staff that the pro forma earning per share data on page 41 and page F-5 will be identical and hence no reconciliation will be needed.

Part II

Item 15. Recent Sales of Unrestricted Securities

59.	Please revise to state the exemption relied upon for each of the transactions. Currently you identify exemptions but you do not tie them to the specific transactions.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages II-2 and II-3 to make clear which exemptions were relied upon for each transaction. In addition, the Company added disclosure describing the issuance of Senior Notes on March 5, 2010 and the exemptions relied upon in connection with that offering.

Securities and Exchange Commission

March 25, 2010

Exhibits

60.	We note that the company has yet to file several agreements, including the underwriting agreement, certificate of incorporation, the Omnibus Equity Incentive Plan, executive officers’ employment agreements, legal opinion, and lock-up agreement. Please allow for sufficient time for us to review, and potentially comment, upon these documents.

Response: The Company confirms that it will file the remaining exhibits to the Registration Statement in order for the Staff to have sufficient time to review them before the Company requests that the Registration Statement becomes effective.

61.	We note that your Asset-Based Loan Credit Agreement, filed as exhibit 10.1 does not appear to include the schedules or exhibits listed on page iv to the agreement. We further note exhibits 10.4, 10.6, and 10.13 similarly exclude schedules and exhibits. Please re-file the exhibits with the omitted schedules.

Response: In response to the Staff’s comment, the Company has re-filed Exhibits 10.1, 10.4 and 10.6 to include the omitted schedules and exhibits. Additionally, based on discussions with the Staff, the Company has determined that the Unit Purchase Agreement, Amendment No. 1 to the Unit Purchase Agreement and the Services Agreement (filed previously as Exhibit 10.13) should have originally been filed pursuant to Item 601(b)(2) of Regulation S-K. Please see Exhibits 2.1, 2.2 and 2.3 on the Exhibit Index. These agreements are related to the acquisition of Express by Golden Gate in 2007. The Company has re-filed with the Amendment the Unit Purchase Agreement and Amendment No. 1 to the Unit Purchase Agreement. The Company is in the process of amending and restating the Services Agreement, and once this agreement has been amended and restated, the Company will re-file the agreement along with any material schedules as Exhibit 2.3.

62.	We note the use of information from a 2007 third-party study commissioned by Golden Gate. Please advise us why you do not provide a consent pursuant to Rule 436 of Regulation C.

Response: In response to the Staff’s comment, the Company revised the reference to a “third-party study” to a “survey conducted by e-Rewards, Inc.” on page ii and revised references to the “2007 Study” to the “2007 Market Survey” on pages ii and 73 to clarify the source of the information. In addition, the Company has filed Exhibit 23.4 with the Amendment which sets forth the consent of e-Rewards, Inc. to the use of their name, references to the April 2007 survey conducted by them and the other information and data related to the April 2007 survey included in the Registration Statement on Form S-1 and the amendments thereto.

*  *  *  *

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March 25, 2010

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2133.

Sincerely,

/s/ Robert M. Hayward, P.C.
Robert M. Hayward, P.C.

cc:	Matthew C. Moellering
Express Parent LLC

William R. Burke
Kirkland & Ellis LLP

Marc D. Jaffe
Latham & Watkins LLP